                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE TO/A
                                 (Rule 14d-100)
                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                                Amendment No. 1

                         CONTINUUS SOFTWARE CORPORATION
                       (Name of Subject Company (Issuer))

                        RAINDROP ACQUISITION CORPORATION
                          a wholly owned subsidiary of
                                  TELELOGIC AB
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   21218R 10 4
                      (CUSIP Number of Class of Securities)

                                   Hakan Rippe
                  Executive Vice President Business Development
                                  Telelogic AB
                           400 Valley Road, Suite 200
                         Mt. Arlington, New Jersey 07856
                                 (973) 770-6400

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                 With a copy to:

                                 Paul D. Tosetti
                                 R. Scott Shean
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                           Los Angeles, CA 90071-2007
                             Telephone: 213-485-1234

                            CALCULATION OF FILING FEE


Transaction Valuation*                                    Amount of Filing Fee**
$42,037,248                                               $8,408

* Estimated for purposes of calculating the filing fee only. The filing fee calculation assumes the purchase of 11,130,314 outstanding shares of common stock of Continuus Software Corporation at a purchase price of $3.46 per share. The transaction value also includes (a) the offer price of $3.46 per share less $1.73 per share (which is the average exercise price of outstanding options which have an exercise price below $3.46) multiplied by 1,898,577 (which is the number of outstanding options which have an exercise price below $3.46); (b) the offer price of $3.46 per share less $1.38 (which is the average purchase price of shares purchaseable under employee stock purchase plans of Continuus Software Corporation) multiplied by 80,216 (which is the number of shares purchaseable under the employee stock purchase plans of Continuus Software Corporation);

     and (c) the offer price of $3.46 per share less $0.81 (which is the average exercise price of outstanding warrants which have an exercise price below $3.46) multiplied by 28,292 (which is the number of outstanding warrants which have an exercise price below $3.46). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

**   This amount was paid on October 30, 2000.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Amendment No. 1 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 30, 2000 (the "Schedule TO") by Raindrop Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden, to purchase all outstanding shares of common stock of Continuus Software Corporation (the "Company"), par value $.001 per share (the "Shares"), at $3.46 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l) and (a)(2) (which are herein collectively referred to as the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

WILL THE DIRECTORS AND EXECUTIVE OFFICERS OF CONTINUUS TENDER THEIR SHARES IN THE OFFER?

     Yes. The members of the board of directors of Continuus, their affiliates and the executive officers of Continuus have all agreed to tender their shares pursuant to the offer. Each entered into a tender agreement with Telelogic and the Purchaser pursuant to which they agreed to tender and sell all shares (other than restricted shares) owned by them to the Purchaser in accordance with the terms of the offer. These individuals and their affiliated entities own an aggregate of 3,886,527 shares (including 370,000 restricted shares) or 35% of Continuus' shares outstanding on October 23, 2000. See Section 11 of the Offer to Purchase -- "The Tender Agreement."

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         Item 5 of the Schedule TO is hereby amended and supplemented by including the following information:

  Agreements with Executive Officers of Continuus

         As of October 25, 2000, Telelogic, the Purchaser and Continuus entered into an amendment to the change in control severance benefits agreement (the "Change in Control Amendment") with Steven Johnson, Chief Financial Officer of Continuus.

         Under the Change in Control Amendment Mr. Johnson has agreed for a limited period of time following the Effective Time not to compete with Continuus' business, not to solicit for employment Continuus employees and not to disclose confidential information, in each case subject to certain limitations. In addition, Mr. Johnson has agreed to the cancellation of his vested and unvested stock option awards and unvested restricted stock awards as of the Effective Time.

         The Change in Control Amendment provides that Mr. Johnson will have the right to receive, in cash, (i) at the Effective Time, for each Share issuable upon exercise of an option that is exercisable and outstanding, an amount equal to the difference between the Merger Consideration and the per Share exercise price of such option, (ii) for each Share subject to an unvested option an amount equal to the difference between the Merger Consideration and the per Share exercise price of such option plus interest from the Effective Time, and
(iii) for each Share of restricted stock, an amount equal to the Merger Consideration plus interest from the Effective Time; provided however, the right to receive the amounts granted in (ii) and (iii) above shall be held in escrow and be due and payable only after they become vested. The amounts in (ii) and
(iii) above shall vest 100% on January 31, 2001 provided Mr. Johnson remains in the employ of Continuus through that date. If, however, Mr. Johnson is terminated without cause, such amounts shall become immediately due and payable. Pursuant to the Change in Control Amendment described herein, Mr. Johnson will be entitled to receive $69,340 as of the Effective Time.

         The foregoing description of the Change in Control Amendment of Mr. Johnson is qualified in its entirety by the terms of such agreement. Such agreement has been filed as an exhibit to the Schedule TO, of which this Offer to Purchase constitutes a part, and such agreement is hereby incorporated by reference. The foregoing document which has been attached as an exhibit to the Schedule TO may be examined at, and may be obtained from, the offices of the SEC in the same manner as set forth in Section 8 of the Offer to Purchase.


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
Item 11.  Additional Information.

          Item 11 of the Schedule TO is hereby amended and supplemented by including the following information:

                                  SCHEDULE II

                              SECTIONS 262 OF THE
                        DELAWARE GENERAL CORPORATION LAW

     Set forth below is Section 262 of the General Corporation Law of the State of Delaware regarding appraisal rights, which rights will only be available in connection with the Merger.

     SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

     (S)262 Appraisal Rights --

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the Stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g)), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the Stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
     (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

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          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by Telelogic or its subsidiaries immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section, provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not

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     more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

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     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates up on the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded such stockholder's appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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

     Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates, and any other required documents should be sent by each stockholder or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                        WELLS FARGO SHAREOWNER SERVICES

           By Mail:                         By Hand:                  By Overnight Delivery:
Wells Fargo Shareowner Services  Wells Fargo Shareowner Services  Wells Fargo Shareowner Services
        P.O. Box 64858             161 North Concord Exchange     Attn: Reorganization Department
    St. Paul, MN 55164-0858         South St. Paul, MN 55075        161 North Concord Exchange
                                                                     South St. Paul, MN 55075

          By Facsimile Transmission:           Confirmation Receipt of Facsimile by Telephone
       (For Eligible Institutions Only)                             Only
                (651) 450-4163                                 (800) 468-9716

     Questions and requests for assistance may be directed to the Information Agent at its address and telephone number as set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

                    The Information Agent for the Offer is:

                                D.F. KING & CO.
                                77 Water Street
                               New York, NY 10005
                 Banks and Brokers Call Collect: (212) 269-5550

                ALL OTHERS PLEASE CALL TOLL FREE: (800) 714-3311

                      The Dealer Manager for the Offer is:

                                LEHMAN BROTHERS


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Item 12. Exhibits

    Exhibit No.   Exhibit Name
    -----------   ------------
     (d)(7)       Amendment to the Executive Officer Change in Control Severance
                  Benefits Agreement dated as of October 25, 2000, by and among Steven Johnson, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.



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

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Raindrop Acquisition Corporation

                                By: /s/ HAKAN RIPPE
                                Name:  Hakan Rippe
                                Title: Chief Financial Officer and Secretary


                                Telelogic AB

                                By: /s/ HAKAN RIPPE
                                Name:  Hakan Rippe
                                Title: Executive Vice President Business
                                       Development


Dated: November 13, 2000

                                  EXHIBIT INDEX

    Exhibit No.   Exhibit Name
    -----------   ------------

      (d)(7) Amendment to the Executive Officer Change in Control Severance Benefits Agreement dated as of November 3, 2000, by and among Steven Johnson, Continuus Software Corporation, Telelogic AB and Raindrop Acquisition Corporation.



                              Exhibit Index Page 1